Exhibit 99-1

INTERPOOL, INC. ANNOUNCED INCREASE IN CASH DIVIDEND ON COMMON STOCK
Strong Cash Flow Delivers Third Increase in Dividend in Past 18 Months

PRINCETON, N.J., November 12, 2002 – Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of $.0625 cents per share for the fourth quarter of 2002. The dividend will be payable on January 15, 2003 to shareholders of record on January 2, 2003. The aggregate amount of the dividend is expected to be approximately $1,724,000. The amount of the quarterly dividend is based on an indicated annualized dividend rate of 25 cents per share.

Interpool’s Chairman and Chief Executive Officer, Martin Tuchman, remarked, “Our policy is to increase our dividend on an annual basis and we are pleased to announce that this is our third increase in the cash dividend since we instituted this policy in March 2001. Increasing our dividend on a consistent basis speaks well of Interpool’s ability to generate strong cash flow.” Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

For Interpool Inc.
Contact:

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com

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